EXHIBIT 14.1

MACATAWA BANK CORPORATION

CODE OF ETHICS

Introduction and Scope

          At Macatawa Bank Corporation, we believe that honest and ethical conduct requires more than simply complying with the laws, rules and regulations that govern our business. Our business is built on personal integrity and trust, and our success depends upon maintaining the trust of our customers and shareholders. All business affairs of Macatawa Bank Corporation and its subsidiaries, including Macatawa Bank (collectively referred to in this Code of Ethics as the "Company"), must be conducted in compliance with all applicable laws, rules and regulations and in accordance with the highest standards of honesty, integrity and ethical behavior.

          This Code of Ethics ("Code") is applicable to all of the Company's directors, officers and employees (referred to collectively as "associates" in this Code).

Purpose

          The Code is intended to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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Full, fair, accurate, timely and understandable disclosure in documents the Company files with, or submits to, the United States Securities and Exchange Commission ("SEC") and in all public communications made by the Company;

•	Compliance with applicable governmental laws, rules and regulations; and

•	Prompt internal reporting to designated persons of violations of this Code.

Role of this Code

          This Code does not specifically address all forms of conduct that may raise conflicts of interest or violations of applicable law. It is intended to supplement good judgment, common sense and moral reasoning to avoid even the appearance of impropriety. This Code does not supersede any Company policy or legal requirement. Associates are also bound by the Company's Business Ethics and Conflict of Interests Policy. This Code does create any rights of continued employment.

Standards of Conduct

          All associates are expected to comply with the following standards of conduct set forth below.

   In General

          In performing their duties to the Company and fulfilling the Company's obligations to our shareholders, customers and suppliers, all associates are expected to:

•	Act in good faith, responsibly, with due care, competence and diligence, and without misrepresenting material facts or allowing independent judgment to be compromised.

•	Comply with all applicable laws, rules and regulations and Company policies.

•	Promote ethical behavior in the work environment.

•	Promptly report all violations of this Code.

   Financial Controls and Reporting; Use of Company Assets

          The integrity and accuracy of the financial information that we disclose to our shareholders and report to regulatory authorities is critical to our success as a Company. Therefore, all associates are expected to:

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Take reasonable measures to assure that transactions are recorded accurately and fairly as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

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Take reasonable measures to assure that receipts and expenditures of the Company are made only in accordance with the authorizations of management and directors of the Company, with adequate supporting documentation, and for the purposes described in the supporting documentation.

•	Comply with the Company's disclosure controls and procedures and internal controls over financial reporting.

•	Make no false or misleading entries in the Company's books or records for any reason, and no undisclosed or unrecorded account or fund shall be established for any purpose.

•	Responsibly use and control assets, information and other resources employed by or entrusted to them.

   Conflicts of Interest and Improper Benefits

          Each associate must be aware that personal interests or activities have the potential to interfere, or appear to interfere, with his or her duties to the Company, our shareholders and customers. Associates must act with honesty and integrity, and avoid actual or apparent conflicts of interest between what is in the best interest of the Company and what could result in personal gain. Specifically, associates are expected to:

•	Discourage and reject offers of improper personal benefits that may be presented as a result of his or her position with the Company.

•	Disclose to the Company any direct or indirect material personal involvement with or interest in any transaction involving the Company.

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Refrain from representing the Company in any transaction where the associate has a personal connection or financial interest that would limit the associate's ability to fulfill his or her obligations to the Company and its shareholders.

   Confidentiality

          As a financial institution, our customers regularly entrust us with highly sensitive and confidential information. In addition, associates may, in the course of their duties, receive confidential information concerning the Company and its finances, strategies and prospects. All associates must:

•	Respect the confidentiality of information acquired in the course of work, except when authorized or legally obligated to disclose confidential information.

•	Comply with applicable law regarding the nondisclosure and use of customer information.

•	Never use confidential information acquired in the course of work for personal advantage.

•	Not trade, or recommend that any other person trade, the securities of the Company or any other entity on the basis of material non-public information.

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Not disclose material non-public information about the Company's business or financial performance prior to public release by the Company except to associates and professionals who have a need to know.

Reporting Violations

          Violations of this Code, complaints regarding accounting, internal control or audit matters, or concerns regarding questionable financial or accounting matters should be reported to the director of internal audit. If there is reasonable cause to believe that the director of internal audit is involved in the matter to be reported, the violation may be reported to the chair of the Audit Committee of the Board of Directors. All reports may be made on a confidential and anonymous basis using the Company's independent Ethics Point service. The Company will periodically post and advise employees of the mailing and electronic mail addresses and telephone number which may be used for this purpose. Copies of all such reports received shall be retained and summaries of such reports will be reported to the Audit Committee at least quarterly.

No Retaliation

          The Company will not discharge, demote, suspend, threaten, harass, or in any other manner discriminate against any associate in the terms and conditions of his or her employment, or permit any such retaliation or discrimination on behalf of the Company, for any good faith report of any act or omission such person reasonably believes to have been a violation of this Code.

Consequences of Violations

          The Company expects all associates to honor and abide by this Code in all respects. Associates who violate this Code will be subject to appropriate discipline, up to and including discharge (in the case of employees and officers) or removal (in the case of directors).

Amendments and Waivers

          This Code may be amended by the Board of Directors or the Audit Committee of the Board of Directors. Any amendment or modification of the Code shall be promptly disclosed. Any waiver of this

Code for directors or executive officers of the Company must be recommended by the Audit Committee, approved by the Board of Directors and publicly disclosed.